Exhibit 99.1

AYR Wellness Provides Update on Q1 2025 Interim Filings

MIAMI, June 27, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, provides an update regarding the status of its interim financial statements, management’s discussion and analysis, and related CEO and CFO certificates for the three-month period ended March 31, 2025 (collectively, the “Interim Filings”).

As previously disclosed, the Company’s delay in completing the Interim Filings is primarily due to ongoing negotiations with its creditors and the continued assessment of the appropriate accounting classifications of certain debt obligations currently under negotiation with a committee of its senior lenders. These negotiations form part of a broader strategic review process as the Company evaluates capital structure alternatives and other strategic options to address its upcoming payment obligations and support the execution of its long-term strategic plan.

At this time, AYR does not have a precise estimate as to when the Interim Filings will be completed and filed. The Company is working diligently to resolve the outstanding matters and will provide further updates as and when appropriate.

The failure-to-file cease-trade order (“FFCTO”) issued by the Ontario Securities Commission remains in effect, prohibiting all trading in AYR’s securities in all Canadian jurisdictions and resulting in a suspension of the Company’s securities from trading on the Canadian Securities Exchange. The FFCTO will remain in place until the Interim Filings are completed and all applicable requirements are satisfied.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target," "expect," "anticipate," "believe," "foresee," "could," "would," "estimate," "goal," "outlook," "intend," "plan," "seek," "will," "may," "tracking," "pacing," and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the timing and completion of the Interim Filings, the outcome of ongoing negotiations with the ad hoc committee of the Company’s senior lenders, the impact of the FFCTO, and the Company's strategic review process. Numerous risks and uncertainties could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397